TARTER KRINSKY & DROGIN LLP

March 19, 2010

VIA EDGAR ONLY

United States Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549
Attention:   Jim B. Rosenberg,
     Senior Assistant Chief Accountant

Re:          NanoViricides, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2009
Form 10-Q for the quarterly period ended December 31, 2009
File No. 000-52318

Dear Mr. Rosenberg:

Please be advised that this firm is special securities counsel to NanoViricides, Inc., the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings provided in your letter dated March 10, 2010 (the “Comment Letter”).  In response to these comments, the Issuer has caused to be filed Form 10-K/A for the Fiscal Year Ended June 30, 2009 and Form 10-Q/A for the quarterly period ended December 31, 2009.  The purpose of this correspondence is to illustrate these changes to the Commission and provide explanation, where necessary.  Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

Form 10-K For The Fiscal Year Ended June 30, 2009

General

1.
We note your discussion throughout your Form 10-K of your company’s collaboration agreements, including pages 6, 24 and 64.  In these sections, you address a number of agreements but do not disclose the material terms of such agreements.  Nor have you filed these agreements as exhibits to your 10-K, as required by Item 601(b)(10) of Regulation S-K.  With respect to each of these agreements that are material to your company, please discuss the material terms, whether financial terms or otherwise, and file the agreement as an exhibit.  This includes your collaborations and contracts with the following parties:

•	the Centers for Disease Control and Prevention (CDC)
•	the Walter Reed Army Institutes of Research (WRAIR);
•	the United States Army Medical Research Institute of Infectious Disease (USAMRIID);

Jim B. Rosenberg
March 15, 2010

•	the United States Armed Forces Institute of Pathology (USAFIP);
•	THEVAC, LLC;
•	the Southern Research Institute, Infectious Diseases Division, Frederick, MD (SRI-F);
•	the Long Island Jewish Medical System, Feinstein Institute of Medical Research;
•	KARD Scientific, Inc; and
•	the pharmaceutical company with which you signed a Material Transfer Agreement on February 25, 2009

With respect to the February 25, 2009 Material Transfer Agreement, you are required to disclose the material terms of this agreement and file a copy as an exhibit to the extent it is material to your company, regardless of whether the parties have signed a confidentiality agreement.  If there are provisions of this agreement that would cause potential commercial harm to your company if released publicly, you may make a request for confidential treatment under Rule 24b-2 of the Exchange Act.  Note, however, that the identity of the counterparty cannot be kept confidential.

The Issuer has not disclosed the material terms of these collaborative agreements, nor filed them as exhibits to any of its filings with the Commission, since they are not material definitive agreements as that term is defined in Item 601 of Regulation S-K.  The agreements ordinarily accompany the kind of businesses conducted by the Issuer, the Issuer’s business is not substantially dependent on any of these collaborative agreements, do not propose the acquisition or sale of any of the Issuer’s property and do not require any material financial obligation on the part of the Issuer.  Moreover, there is no adverse economic event if either party does not perform in accordance with the terms of these agreements.

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 63

Requirement for Additional Capital, page 67

2.
We note that you state here that you currently have sufficient cash reserves to achieve all of your budgeted plans for the next twelve months.  However, earlier in your Risk Factor discussion, on page 41, you note that you have enough resources to fund operations for fifteen months.  Finally, in the penultimate paragraph on page 67 you state that you can support current operations through the next six quarters, which would be eighteen months.  Please revise your disclosure to clarify this inconsistency.

The Issuer has revised the relevant provisions in the Form 10-K/A to disclose its capital requirements for the next twelve (12) months.

Jim B. Rosenberg
March 15, 2010

Item 9A(T) Controls and Procedures
Management’s Report on Internal Control over Financial Reporting, page 79

3.
While it appears that you have conducted an evaluation of internal controls over financial reporting, it does not appear that you have disclosed your conclusion as of June 30, 2009 as required by Item 308T(a)(3) of Regulation S-K.  Please amend your filing within 10 business days to provide management’s conclusion as to the effectiveness of your internal control over financial reporting.

The Issuer has revised the disclosure to include the following conclusion as to its internal controls as of June 30, 2009 in the Form 10-K/A:

Management conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2009.  Our management’s evaluation of our internal control was based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”).  Based on this evaluation under the COSO Framework, our management concluded that our internal control over financial reporting was effective as of June 30, 2009.

Item 11, Executive Compensation, page 81

4.
It appears that your disclosure of executive compensation, including your Summary Compensation Table on page 82, is not in compliance with the current requirements of Item 402 of Regulation S-K for smaller reporting companies.  Please revise your executive compensation disclosure in accordance with Items 402(m) through 402(r) of Regulation S-K.  This includes providing the Outstanding Equity Awards at Fiscal Year-End Table, as applicable.

The Issuer has revised its executive compensation disclosure in accordance with the current requirements of Items 402(m) through 402(r) of Regulation S-K and included the following tables as specified therein:

				Stock Award(s) ($)	Option Awards(#)	All Other Compensation ($)
Name and Principal Position	Year	Salary	Bonus ($)				Total ($)
Eugene Seymour,	2009	$250,000	$—	—	—	$—	$250,000
CEO, Director	2008	$237,500	$—	2,035	125,000	$—	$239,535
	2007	$200,000	$—	6,208	125,000	$—	$206,208

Anil Diwan,	2009	$252,000	$—	-	-	$—	$252,000
President, Director	2008	$243,107	$—	5,009	333,334	$1,500	$249,616
	2007	$200,000	$—	17,197	333,333	$—	$217,197

Leo Ehrlich,	2009	$—	$—	—	—	$—	$—
Former CFO*	2008	$91,666	$—	—	—	$—	$91,666
	2007	$150,000	$—	3,657	125,000	$—	$153,657

* Deferred compensation paid in 2008, accrued in 2007.

Jim B. Rosenberg
March 15, 2010

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth for each named executive officer certain information concerning the outstanding equity awards as of June 30, 2009.

	Option awards				Stock awards
Name and Principal Position	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested	Market Value of Shares or Units of Stock that Have Not Vested	Equity Incentive Plan Awards : Number of Unearned Shares, Units or Other Rights that Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested
Eugene Seymour CEO and Director	500,000	—	$0.10	September 26, 2015	—	—	—

Anil Diwan President and Director	1,000,000	—	$0.10	September 26, 2015	—	—	—

Form 10-Q for the six months ending December 31, 2009

Exhibit 31.1

5.
We note that you filed your Principal Executive Officer and Principal Financial Officer certification under Item 601(b)(31) of Regulation S-K.  Please revise the certification to include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K to include reference to internal controls.

The certification in the Form 10-Q/A was revised to include the following, new introductory paragraph 4:

4.
 I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13A-15(f)) for the registrant and have:

Jim B. Rosenberg
March 15, 2010

In addition, we have been authorized by the Issuer to advise the Commission:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Very truly yours,

Tarter Krinsky & Drogin LLP

Tarter Krinsky & Drogin LLP
PC/mm